UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278 28046 Madrid, Spain Tel: (011-34) 91 753 8100
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value €1.00 per share American Depositary Shares, each representing the right to receive one ordinary share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐
Rule 12h-6(b)	☐	Rule 12h-6(h)	☐

In this Form 15F, the term the “Company” or “Repsol” refers to Repsol YPF, S.A.

In this Form 15F, the term “ordinary shares” or “shares” refers to ordinary shares of par value €1.00 per share of the Company, and the term “ADSs” refers to American depositary shares, each representing one ordinary share and evidenced by American depositary receipts (“ADRs”). Bank of New York Mellon is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 11, 1989 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

B. Repsol has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Repsol has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

Repsol last sold ordinary shares and ADSs representing its ordinary shares in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on July 21, 2000.

Repsol does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s ordinary shares is the Automated Quotation System (“AQS”) of the Spanish Stock Exchanges (which include the Madrid, Barcelona, Bilbao and Valencia stock exchanges).

B. The ordinary shares of Repsol were initially listed on the AQS of the Spanish Stock Exchanges on May 11, 1989.  The Company has maintained a listing of the ordinary shares on the AQS of the Spanish Stock Exchanges since that time.

C.  The percentage of trading in the Company’s ordinary shares that occurred on the AQS of the Spanish Stock Exchanges as of a recent 12-month period was 60.42%.  The first and last days of the recent 12-month period were March 1, 2010 and February 28, 2011, respectively. As such, the trading that occurred on the AQS of the Spanish Stock Exchanges substantially exceeds trading of the Company’s ordinary shares and ADSs in the United States.

Item 4.  Comparative Trading Volume Data

A.    The recent 12-month period in which the Company’s average daily trading volume (“ADTV”) of its ADSs and ordinary shares was measured was from March 1, 2010 to February 28, 2011, inclusive (the “Recent 12-Month Period”).

B.    The ADTV of the Company’s ordinary shares and ADSs in the United States during the Recent 12-Month Period was 696,344 ADSs.  The ADTV of the Company’s ordinary shares (including those represented by ADSs) on a worldwide basis during the Recent 12-Month Period was 23,038,070 shares.

C.    During the Recent 12-Month Period, the ADTV of the Company’s ordinary shares and ADSs in the United States was 3.02 % of the ADTV of the Company’s ordinary shares on a worldwide basis for the same period.

D.    The Company’s ADSs were delisted from the NYSE following the close of trading on March 4, 2011. For the preceding 12-month period beginning on March 5, 2010 and ending on March 4, 2011, the ADTV of the Company’s ordinary shares and ADSs in the United States was 3.08 % of the ADTV of the Company’s ordinary shares on a worldwide basis.

E.    The Company has not terminated a sponsored American depositary receipt facility regarding its ADSs.  The Company has announced that it intends to maintain a Level 1 sponsored American depositary receipt facility for its ADSs.

F.    The Company used information from Bloomberg Professional Service to determine the on-exchange and off-exchange trading volume in its ordinary shares and ADSs on a worldwide basis.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.    The Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act or both, on February 9, 2011.

B.    The February 9, 2011 press release was sent to Reuters, Bloomberg, Dow Jones and other news wire services providers. The notice was also posted on Repsol’s website (www.repsol.com) and was furnished to the SEC under cover of Form 6-K on February 9, 2011.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.repsol.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Repsol has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Repsol certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Repsol YPF, S.A.

By:	/s/ Miguel Ángel Devesa
	Name:	Miguel Ángel Devesa
	Title:	Chief Financial Officer

Date:   March 7, 2011